UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Halcyon Capital Management L.P.
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to: Jackie Cohen Weil Gotshal & Manges, LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

August 9, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

13D	Page 2

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
2,641,178 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
2,641,178 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
2,641,178 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.42% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

13D	Page 3

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
4,245,152 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
4,245,152 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,245,152 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.88% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

13D	Page 4

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
4,245,152* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
4,245,152* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,245,152* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.88%* (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

*Includes shares owned by HCN LP.

13D	Page 5

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
1,741,349 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
1,741,349 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,741,349 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.59% (see Item 5)

14	TYPE OF REPORTING PERSON.
OO (see Item 5)

13D	Page 6

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
719,173 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
719,173 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
719,173 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.66% (see Item 5)

14	TYPE OF REPORTING PERSON.
OO

13D	Page 7

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
HDML Asset LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
3,360,351* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
3,360,351* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,360,351* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.07%* (see Item 5)

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by First Series of HDML Fund I LLC and Halcyon Mount Bonnell Fund L.P.

13D	Page 8

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Solutions Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
460,236 (see Item 5)

	8	SHARED VOTING POWER.
0

	9	SOLE DISPOSITIVE POWER.
460,236 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
460,236 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.42% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

13D	Page 9

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Solutions GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
460,236* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
460,236* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
460,236* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.42%* (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

*Includes shares owned by Halcyon Solutions Master Fund LP

13D	Page 10

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of I HDML Fund LLC and Halcyon Solutions Master Fund, L.P.

13D	Page 11

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

13D	Page 12

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

13D	Page 13

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
John Bader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

13D	Page 14

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95%* (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The aggregate purchase price of the Preferred Shares and associated Warrants of the Issuer reported herein and listed in Item 5 this Amendment No. 4, was approximately $1,647,870. The securities of the Issuer reported herein were acquired with the working capital of the acquiring Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The response to Item 3 of this Amendment No. 4 are incorporated herein by reference.

Preferred Shares and Warrants

On August 9, 2018, pursuant to that certain purchase agreement, dated August 3, 2018, between the Issuer and Halcyon Management (the “Purchase Agreement”), and in accordance with the Backstop Agreement as amended by the Backstop Amendment (as defined below), certain designated affiliates of Halcyon Management (“Halcyon Preferred Participants”) received, in the aggregate, (i) 1,681 shares of Series A Preferred Stock (the “Preferred Shares”), including 33 Preferred Shares as an origination fee (the “Origination Fee”), with the rights and obligations as set forth the Certificate of Designations for the Preferred Shares, dated as of August 9, 2018 (the “Certificate of Designations”), and (ii) 25,609 associated Warrants, with rights and obligations as set forth in the Warrant Agreement, dated as of August 9, 2018 (the “Warrant Agreement”).  Pursuant to the Purchase Agreement, Preferred Shares and Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed.

The Issuer has the option to convert all, but not less than all, of the Preferred Shares into Shares at a conversion price of $7.50 per share, subject to adjustments as specified in the Certificate of Designations, on any date on which the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions.  In addition, the Issuer must convert all of the Preferred Shares into Shares at a conversion price of $7.50, subject to adjustments, on the earlier of (i) 10 Business Days following a FID Event (as defined in the Certificate of Designations) and (ii) August 9, 2028, in each case, subject to adjustments as specified in the Certificate of Designations.

Pursuant to the Certificate of Designations, each holder of outstanding Preferred Shares is entitled to vote with the holders of outstanding Shares, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration (whether at a meeting of stockholders of the Issuer, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.  In any such vote, each outstanding Preferred Shares is entitled to a number of votes equal to the amount of whole Shares into which the Preferred Shares in the aggregate is convertible as if such Preferred Share was converted at “market value” on the date the Preferred Share was issued as of the record date for the meeting of stockholders or such vote or written consent. In addition, the Issuer will pay dividends on the Preferred Shares and such dividends will be cumulative and accrue at a rate of 12% per annum on their then existing Series A Liquidation Preference (as defined in the Certificate of Designations) and will be payable in cash or in-kind quarterly, at the Issuer’s option and subject to the terms and conditions set forth in the Certificate of Designations.  The Preferred Shares will also participate, on an as-converted basis, in any dividends paid to the holders of Shares.

Pursuant to the Warrant Agreement, the Warrants issued to the Halcyon Preferred Participants represent the right to acquire a number of Shares, determined by a formula specified in the Warrant Agreement, on the exercise date, at an exercise price of $0.01 per share, subject to adjustments.  The Warrants may be exercised by the holder only on August 9, 2021.  The Issuer can force a mandatory exercise of the Warrants prior to such date if the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments as specified in the Warrant Agreement.  The Warrants owned by the Halcyon Preferred Participants represented, on August 9, 2018, the right to acquire an aggregate of approximately 25,609 Shares.

Fees in Shares

In addition, in connection with the Purchase Agreement and pursuant to the Backstop Agreement as amended by the Backstop Amendment, the Halcyon Preferred Participants also acquired, in the aggregate, 12,005 Shares as an incremental backstop fee based on a Closing Date that was more than 90 days after the signing of the Backstop Agreement (the “Incremental Backstop Fee”) and 9,432 Shares as a drawdown fee (the “Drawdown Fee”).

Registration Rights Agreement

On August 9, 2018, the Issuer and the Reporting Person also entered into a registration rights agreement, which provides for demand and piggy-back registration rights covering the Shares underlying the Preferred Shares and the Warrants.

Amendment to Backstop Agreement

On August 3, 2018, the Company and the Reporting Person entered into an Amendment No. 1 to Backstop Commitment Agreement (the “Backstop Amendment”), which, among other things, amended the Backstop Agreement to reflect an increase in the targeted aggregate proceeds to the Issuer from the convertible preferred offering from $35 million to $50 million.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Backstop Agreement, Backstop Amendment, Certificate of Designations, Warrant Agreement, Purchase Agreement and Registration Rights Agreement, which are attached to the Statement as Exhibits 2, 3, 4, 5 and 6, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of August 9, 2018, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of August 9, 2018, following the closing of the transactions described in Item 4 of this Amendment No. 4 (the “Closing”) and assuming as if the Preferred Shares and Warrants beneficially owned by the Halcyon Preferred Participants were convertible or exercisable, as the case may be, on the date of the Closing.

(a) and (b)

As of August 9, 2018, the Reporting Persons beneficially own, in the aggregate 9,807,088 Shares, comprised of 9,449,846 Shares and 357,242 Shares issuable upon (i) conversion of 1,681 Preferred Shares and (ii) the exercise of 25,609 Warrants and 107,500 warrants owned by Solutions that are currently exercisable at an exercise price of $11.50 per Share (“Initial Warrants”), which together represent approximately 4.95% of outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing (according to information supplied to the Reporting Person by the Issuer), plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares, the exercise of the Warrants held by Halcyon Preferred Participants and the exercise of the 107,500 Initial Warrants).

As of the date hereof Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 2.42% of the Issuer’s outstanding Shares (based on 109,259,925 outstanding Shares as of the Closing); HDML directly owns 719,173 Shares, comprised of 647,713 Shares and 71,460 Shares issuable upon (i) conversion of 481 Preferred Shares and (ii) the exercise of 7,327 Warrants, which represents approximately 0.66% of the Issuer’s outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by HDML); HCN directly owns 4,245,152 Shares, comprised of 4,090,195 Shares and 154,957 Shares issuable upon (i) conversion of 1,043 Preferred Shares and (ii) the exercise of 15,890 Warrants, which represents approximately 3.88% of the outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by HCN); HEPI directly owns 1,741,349 Shares, which represents approximately 1.59% of the outstanding Shares (based on 109,259,925 outstanding Shares as of the Closing); and Solutions directly owns 460,236 Shares, comprised of 329,411 Shares and 130,825 Shares issuable upon (i) conversion of 157 Preferred Shares, (ii) the exercise of 2,392 Warrants and the exercise of 107,500 Initial Warrants, which represent approximately 0.42% of the outstanding Shares (based on (i) 109,259,925 outstanding Shares as of the Closing, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants and Initial Warrants held by HDML).

HDML Asset is the general partner of Mount Bonnell and the investment member of HDML. HCN GP is the general partner of HCN. Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Halcyon Management are made by a three-person Halcyon Management committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority.  John Bader is the CEO of Halcyon Management.  Avinash Kripalani is a Principal at Halcyon Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 and Item 5 are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

2
Amendment No. 1 to the Backstop Agreement, dated August 3, 2018, between Issuer and Reporting Person (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2018).

3*	Certificate of Designations of Series A Convertible Preferred Stock, dated as of August 9, 2018.
4*	Warrant Agreement for the Halcyon Preferred Participants, dated as of August 9, 2018.
5*
Series A Convertible Preferred Stock Purchase Agreement, dated as of August 3, 2018, entered into by and between NextDecade Corporation and Halcyon Capital Management LP, severally on behalf of certain funds or accounts managed by it or its affiliates.

6*
Registration Rights Agreement, dated as of August 9, 2018, entered into by and between NextDecade Corporation and Halcyon Capital Management LP, severally on behalf of certain funds or accounts managed by it or its affiliates

7*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2018

Halcyon Mount Bonnell Fund LP

By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

August 13, 2018	August 13, 2018
Date	Date

HDML Asset LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

August 13, 2018	August 13, 2018
Date	Date

HCN LP
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

August 13, 2018	August 13, 2018
Date	Date

HCN GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

August 13, 2018	August 13, 2018
Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott		/s/ John Freese
Name: Suzanne McDermott		Name: John Freese
Title: Chief Compliance Officer		Title: Deputy General Counsel

August 13, 2018		August 13, 2018
Date		Date

First Series of HDML Fund I LLC
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott		/s/ John Freese
Name: Suzanne McDermott		Name: John Freese
Title: Chief Compliance Officer		Title: Deputy General Counsel

August 13, 2018		August 13, 2018
Date		Date

Halcyon Solutions Master Fund LP
By: Halcyon Solutions GP LLC, its General Partner

/s/ Suzanne McDermott		/s/ John Freese
Name: Suzanne McDermott		Name: John Freese
Title: Chief Compliance Officer		Title: Deputy General Counsel

August 13, 2018		August 13, 2018
Date		Date

Halcyon Solutions GP LLC

/s/ Suzanne McDermott		/s/ John Freese
Name: Suzanne McDermott		Name: John Freese
Title: Chief Compliance Officer		Title: Deputy General Counsel

August 13, 2018		August 13, 2018
Date		Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

August 13, 2018
Date

/s/ Jason Dillow
Name:	Jason Dillow

August 13, 2018
Date

/s/ Kevah Konner
Name:	Kevah Konner

August 13, 2018
Date

/s/ John Bader
Name:	John Bader

August 13, 2018
Date

Exhibit Index

10.3	Backstop Agreement
2
Amendment No. 1 to the Backstop Agreement, dated August 3, 2018, between Issuer and Reporting Person (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2018).

3*	Certificate of Designations of Series A Convertible Preferred Stock, dated as of August 9, 2018.
4*	Warrant Agreement for the Halcyon Preferred Participants, dated as of August 9, 2018.
5*
Series A Convertible Preferred Stock Purchase Agreement, dated as of August 3, 2018, entered into by and between NextDecade Corporation and Halcyon Capital Management LP, severally on behalf of certain funds or accounts managed by it or its affiliates.

6*
Registration Rights Agreement, dated as of August 9, 2018, entered into by and between NextDecade Corporation and Halcyon Capital Management LP, severally on behalf of certain funds or accounts managed by it or its affiliates

7*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.